Exhibit (a)(35)

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARTIN MARIETTA MATERIALS, INC.,

Plaintiff,

v.	C.A. No. 7102-CS

VULCAN MATERIALS COMPANY,

Defendant.

[PROPOSED] ORDER

The Court, having reviewed Martin Marietta Materials Inc.’s Motion to Stay Pending Appeal (“Motion”) and the opposition thereto, and having conducted a teleconference on May 14, 2012 on the Motion, for the reasons stated on the record during the teleconference, hereby DENIES the Motion.

IT IS SO ORDERED this      day of May, 2012.

Chancellor

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action

Judge:	Leo E Strine

File & Serve Transaction ID:	44220593

Current Date:	May 14, 2012

Case Number:	7102-CS

Case Name:	CONF ORD Martin Marietta Materials Inc vs Vulcan Materials Co

/s/ Judge Leo E Strine